Filed pursuant to Rule 433 October 6, 2006 Relating to Preliminary Pricing Supplement No. 10 to Registration Statement Nos. 333-137691, 333-137691-02 Dated September 29, 2006

ABN AMRO Bank N.V. Reverse Exchangeable Securities S-NOTESSM
PRELIMINARY PRICING SHEET: OFFERING #355 – OCTOBER 5, 2006

13.00% KNOCK-IN REXSM LINKED TO COMMON STOCK OF UNITED STATES STEEL CORP. DUE OCTOBER 31, 2007

OFFERING PERIOD: OCTOBER 5, 2006 – OCTOBER 26, 2006
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	13.00% per annum (30/360), Knock-In Reverse Exchangeable Securities due October 31, 2007 (the “Securities”)
Underlying Share:	Common stock of United States Steel Corp. (Bloomberg code: X <US> <Equity>, ISIN code: US9129091081, listed on the New York Stock Exchange)
Coupon:	13.00% (Per Annum) (30/360), payable monthly in arrears on the last day of the month commencing on 30 November 2006, and ending on 31 October 2007
Denomination/Principal:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:	The payment at maturity is based on the performance of the Underlying Shares: i)
If the closing price of the Underlying Shares on the primary U.S. exchange or market for the Underlying Shares has not fallen to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
ii) If the closing price of the Underlying Shares on the primary U.S. exchange or market for the Underlying Shares falls to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:
a) we will deliver to you a number of Underlying Shares equal to the Stock Redemption Amount, in the event that the closing price of the Underlying Shares on the Determination Date is below the Initial Price; or
b) we will pay you the principal amount of each Security in cash, in the event that the closing price of the Underlying Shares on the Determination Date is at or above the Initial Price. You will receive cash in lieu of fractional shares.
Initial Price:	100% of the Closing Price per Underlying Share on the Pricing Date
Stock Redemption Amount:	A number of Underlying Shares for each $1,000 principal amount of the Securities equal to $1,000 divided by the Initial Price.
Knock-In Level:	70% of the Initial Price
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00079FTL6 ISIN: US00079FTL66
Coupon Breakdown:	Interest Rate: 5.35% per annum Put Premium: 7.65% per annum
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive
Pricing Date:	October 26, 2006, subject to certain adjustments as described in the related pricing supplement.
Settlement Date:	October 31, 2006
Determination Date:	October 26, 2007, subject to certain adjustments as described in the related pricing supplement.
Maturity Date:	October 31, 2007

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.
You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Shares.

What will I receive at maturity of the Securities?

     If the closing price per Underlying Share on the relevant exchange has not fallen to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, at maturity we will pay you the principal amount of each Security in cash.

     If, on the other hand, the closing price per Underlying Share on the relevant exchange has fallen to or below the Knock-In Level on any trading day during such time period, at maturity we will either:

  deliver to you a fixed number of Underlying Shares, which we call the Stock Redemption Amount, in exchange for each Security, in the event that the closing price of the Underlying Shares is below the Initial Price on the Determination Date; or

  pay you the principal amount of each Security in cash, in the event that the closing price of the Underlying Shares is at or above the Initial Price on the Determination Date.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

     The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the Underlying Shares. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the indirect put option that I have sold you?

     The put option you indirectly sell to us creates the feature of exchangeability. If the closing price of the Underlying Shares on the relevant exchange falls to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, and on the Determination Date the closing price per Underlying Share is less than the Initial Price, you will receive the Stock Redemption Amount. The market value of the Underlying Shares at the time you receive those shares will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

How is the Stock Redemption Amount determined?

     The Stock Redemption Amount for each $1,000 principal amount of the Securities is equal to $1,000 divided by the Initial Price. The value of any fractional shares you are entitled to receive, after aggregating your total holdings of the Securities, will be paid in cash based on the closing price of the Underlying Shares on the Determination Date.

What interest payments can I expect on the Securities?

     The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or the Stock Redemption Amount.

Can you give me an example of the payment at maturity?

     If, for example, the Initial Price of the Underlying Shares were $60.63 and the Knock-In Level were 70% of the Initial Price, then the Stock Redemption Amount would be 16.493 Underlying Shares, or $1,000 divided by $60.63, and the Knock-In Level would be $42.44, or 70% of the Initial Price.

     If the closing price of the Underlying Shares fell to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, then:

     (i) if the closing price of the Underlying Shares on the Determination Date is $54.00 per share, which is below the Initial Price, you would receive 16.493 Underlying Shares for each $1,000 principal amount of the Securities (in actuality, because we cannot deliver fractions of a share per each Security, you would receive on the Maturity Date for each $1,000 principal amount of the Securities 16 Underlying Shares plus $26.62 cash in lieu of 0.493 fractional shares, determined by multiplying 0.493 by $54.00) . In this case, the market value of those Underlying Shares (including cash paid in lieu of fractional shares) delivered to you at maturity for each Security would be $890.62, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.

     (ii) if, on the other hand, the closing price of the Underlying Shares on the Determination Date is $65 per share, which is above the Initial Price, you will receive $1,000 in cash for each $1,000 principal amount of the Securities regardless of the Knock-In Level having been breached.

     Alternatively, if the closing price of the Underlying Shares never falls to or below the Knock-In Level on any trading day during such time period, at maturity you will receive $1,000 in cash for each Security you hold regardless of the closing price of the Underlying Shares on the Determination Date.

     This example is for illustrative purposes only. It is not possible to predict the closing price of the Underlying Shares on the Determination Date or on any trading day during the term of the Securities. We will set the Initial Price, Knock-In Level and Stock Redemption Amount on the Pricing Date.

Do I benefit from any appreciation in the Underlying Shares over the life of the Securities?

     No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of the Underlying Shares falls to or below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, investors in the Securities will be exposed to any decline in the price of the Underlying Shares below the closing price of the Underlying Shares on the date the Securities were priced. Accordingly, investors may lose some or all of their initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the aggregate fixed coupon payment investors earn during the term of the Securities. This means that investors will not benefit from any price appreciation in the Underlying Shares nor will they receive dividends paid on the Underlying Shares, if any. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Shares increases during the term of the Securities or on the Determination Date. The return of the Securities may be significantly less than the return of a direct investment in the Underlying Shares during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Shares, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium). Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received. If the Put Option is exercised (i.e., the final payment on the Securities is paid in Underlying Shares), the investor will not recognize any gain or loss in respect of the Put Option, but the investor’s tax basis in the Underlying Shares received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.

Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.